November 25, 2014

FILED ON EDGAR

Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      AMERICATOWNE, INC.
            FORM 8-K
            FILED SEPTEMBER 23, 2014
            AMENDED NOVEMBER 13, 2014
            FILED NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your November 20, 2014 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). As indicated in my correspondence dated October 31, 2014, I have been retained by the Company to respond to your comments and to subsequently amend the Form 8-K filed by the Company on September 23, 2014, and as amended on November 13, 2014; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Item 1A. Risk Factors, page 17

Risk Related to Ownership of Our Common Stock, page 29

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies

     1. We note your response to comment 5. It does not appear that you revised your disclosure to clarify that you did not opt out, and instead elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise.

     Response: The Company will amend its Form 8-K to reflect that it is an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if potential investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile or decrease.

     In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Since we are still an emerging growth company, and intend to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our financial statements may not be comparable to other companies that comply with all public company accounting standards.

     When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We may remain an "emerging growth company" for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. We cannot predict or estimate the amount of additional costs we may incur as a result of the change in our status under the JOBS Act or the timing of such costs.

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Discussion, page 34

     2. We note your response to comment 8. It remains unclear what you mean by "achieved sales." Please clarify whether this $315,166 represents revenue that has been earned, or the value of contractual arrangements that you have entered into.

     Response: The Company will amend its Form 8-K to reflect that, pursuant to ASC 605-10-25-1, the "achieved sales" represents earned revenue that has been earned.

Critical Accounting Policies, page 35

     3. We note your response to comment 9. You identify two types of agreements offered to customers, but you do not explain the nature of the deliverables under the arrangements, or specifically how you recognize revenue for those types of deliverables or arrangements. Please expand your disclosure to explain, for instance, how revenue from Licensing, Lease and Use arrangements is recognized. Include your consideration of the nature of deliverables or performance obligations associated with these arrangements in determining the appropriate recognition policy, and whether, if there is a contract term, revenue is recognized ratably over a contractual period, or based on some other timetable or deliverable.

Similarly, with regard to your Exporter Services Agreements, please explain the nature of revenue earned from this type of arrangement and how it is recognized. Include reference to authoritative literature use as guidance.

     Response: The Company will amend its Form 8-K to reflect that its revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized at the date of completed delivery to customers based upon terms and conditions of a binding agreement, a fixed or determinable price, completion of materialobligations of the Company, and where collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits.

     For Licensing, Lease and Use Agreements, licensing fees are considered earned when a license is extended by the Company to the licensee under the agreement. License fees are paid in a lump sum or at monthly or quarterly intervals depending on negotiations with the licensee. Royalty fees are based upon gross sales while operating within the Company's complex in China, once developed and operational, and are due monthly only after the licensee completes gross retail sales while set-up and operating in AmericaTowne. Financing fees are payable over a ten-year period and start only after the build out, and the licensee has set-up operations and occupies facilities in AmericaTowne in China.

     For Exporter Services Agreements, a service membership fee for being a part of the Company's exporting network platform are earned and due upon signing of an agreement. Service Fees are payable in either a lump sum or in installments. A refund of the Service Fee may occur from time to time if a product or service is on the restricted import list in China. If an Exporter's product or service is on this list, the Company will advise the customer of the restriction. Under such circumstances, the customer would be entitled to a refund of the Service Fee minus any setoffs due under the agreement, i.e. outstanding "Transaction Fee." A Transaction Fee is charged to the customer, and due and payable for each transaction between the customer and the end buyer arranged through or facilitated by the Company. The Transaction Fee varies between 2% and 10% per transaction.

     The Company and its related-party, Yilaime are parties to a Service Provider Agreement. Under the terms of the agreement, in consideration of Yilaime providing the Export Funding and Support Services, and Occupancy Services on an exclusive basis to the Company, the parties have agreed to a Mutual Compensation Schedule. For those services identified as Export Funding and Support Services, the Company has agreed to pay Yilaime a fee equal to 1.0% of the gross value of all funds, insurance, loans and or guarantees charged and collected from those businesses participating or contracting with the Company. For those services identified as Occupancy Services, the Company has agreed to pay Yilaime a fee equal to 10% of any and all licenses, leases, occupancy expenses, and association, sponsorship or exporting fees, and any revenues benefiting AmericaTowne procured through Yilaime's efforts. In addition, Yilaime has agreed to pay the Company an exclusive Operations Fee. Yilaime acknowledged under the Service Agreement that it made a prior payment of the Operations Fee to the Company in the amount of $25,000 on September 23, 2014, and further acknowledged receipt of an invoice for the Operations Fee for the October 2014 to December 2014 quarter in the amount of $25,000 due by or before October 31, 2014.

     The Parties have agreed that the next Operations Fee shall be invoiced in the amount of $25,000 on January 1, 2014 and due March 30, 2015, and then on the first day of the following third month during the Term thereafter, i.e. every quarter, to be invoiced by AmericaTowne (hereinafter referred to as the "Quarterly Fee"). The Parties have agreed that the Quarterly Fee will be paid in four equal installments as follows after February 29, 2016: (a) $150,000 for the time period covering March 1, 2016 to February 28, 2017; (b) $200,000 for the time period covering March 1, 2017 to February 28, 2018; (c) $250,000 for the time period covering March 1, 2018 to February 28, 2019; and (d) $250,000 for the time period covering the remainder of the Term and, if applicable, the Option Term under the agreement.

     The Company expects to realize revenue for export funding and support, and franchise and license fees for United States support locations. Additionally, if and when the Company further develops AmericaTowne, revenues are expected to be recognized for villa sales, rentals, timeshare and leasing, hotel leasing and/or operational revenues and sales, theme parks and performing art center operations, sales and or leasing, and senior care facilities, operations and or sales. Sales returns and allowances was $0 for the three months ended September 30, 2014. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Exhibit 99.1

Unaudited Financial Statements as of June 30, 2014 and for the period from April 22, 2014 (Date of Inception) to June 30, 2014

     4. We note your response to comment 13. You do not appear to have applied push-down accounting to your financial statements as of, and for the period from April 22, 2014 to June 30, 2014. Please revise or advise us in detail.

     Response: Response: The Company will amend its Form 8-K as requested; more specifically, the Company will include an updated Exhibit 99.2 and updated financial statements dated June 30, 2014.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 1. Financial Statements

Balance Sheet

     5. Your common stock balance does not reconcile to the number of shares outstanding. Please revise in future filings, or advise us in detail.

     Response: The Company will amend its Form 8-K as requested.

     6. Further, please revise your APIC and Retained Earnings balances to reflect the application of push-down accounting, including the elimination of accumulated deficit upon acquisition.

     Response: The Company will amend its Form 8-K as requested.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     7. Please revise your disclosure, in future filing, to describe and quantify the significant components of, or the underlying reasons for changes in, revenues and costs, as applicable. Your discussion should include information that you utilize in evaluating your business that would assist an investor in making a well-informed investment decision. It should address, for instance, whether changes in revenue and/or costs are a result of entering or exiting service, licensing or exporting agreements, increased penetration, adding new service or product offerings.

     Response: The Company will amend its Form 8-K as requested. In further response, the Company recognizes its reporting obligation to set forth triggering events resulting in an increase or decrease in revenues, such as lease agreements, service agreements, debt service and other related events.

Thank you for your comments. The Company will expeditiously amend and revise its Form 8-K in the manner set forth herein. As Counsel for the Company, I hereby submit these responses based on the "Statement of Chairman of the Board and President" set forth below.

Please feel free to contact me with any further comments or questions.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President